PROLIANCE INTERNATIONAL, INC.

100 Gando Drive

New Haven, CT 06513

203-401-6450 (Phone)

203-401-6470 (Fax)

May 23, 2008

VIA EDGAR

Mr. Jeffrey Sears

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Proliance International, Inc. (the “Company”)

File No. 001-13894

Form 10-K: For the Fiscal Year Ended December 31, 2007

Form 8-K furnished March 31, 2008

Form S-3 filed April 21, 2008

Dear Mr. Sears:

We are in receipt of your letter dated May 9, 2008, which contained comments regarding our Form 10-K for the fiscal year ended December 31, 2007, our Form 8-K furnished on March 31, 2008 and our Form S-3 filed on April 21, 2008. Listed below are specific responses to each of your numbered comments.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.	We note that a significant portion of your results of operations disclosure is dedicated to stating, in narrative form, dollar and percentage changes in accounts.

In addition, while you discuss certain factors that have contributed to the changes in your income statement accounts, you do not quantify the impact of a large number of these factors. For example, it is not clear how much of the decline in revenue recognized by your domestic segment during fiscal year 2007 is attributable to customer inventory actions and soft market demand (which would imply a reduction in sale quantities) versus lower average selling prices due to the shift in customer mix. Similarly, it is unclear how much of the increase in your consolidated revenue for fiscal year 2006, as compared to revenue recognized in fiscal year 2005, relates to the recognition of a full year of sales generated by businesses acquired from Modine in July of fiscal year 2005. In this regard, we believe your MD&A disclosure could be enhanced by:

•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
•	using tables to list, quantify, and sum all of the material individual factors that have resulted in the changes to your accounts;
•	refocusing the narrative portion of your disclosure on analysis of the underlying business and market factors impacting the information presented in the tables referenced above;
•	ensuring that all material factors are quantified and analyzed; and
•	quantifying the effects of changes in both price and volume on your revenue and expense categories, where appropriate.

For further guidance, refer to Section III of the staff’s release “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operation” available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: In response to the Staff’s comment, we have provided on page 17 of our Form 10-Q for the quarter ended March 31, 2008 (which was filed on May 14, 2008), a table presenting dollar and percentage changes in accounts included in our condensed consolidated statement of operations. In future periodic filings we will refocus the narrative portion of the MD&A in accordance with the Staff’s comment so that dollar amounts and percentage changes are shown in the table and not repeated in the narrative. In addition, we will confirm that all material factors impacting any specific line item are identified and quantified where possible. We will also quantify the effects of changes in both price and volume on net sales when the amounts can be quantified.

2.

We note that one of the principal objectives of MD&A is to provide readers of your financial statements with information about the quality and potential variability of your company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. In this regard, MD&A should be a discussion and analysis of your business as seen through the eyes of management. As your reportable segments reflect the level at which your business activities are regularly reviewed by the enterprise’s chief operating decision maker, we believe that the supplemental discussion of operating results of each reportable segment may best achieve the objectives of MD&A. In this regard, we note that while your MD&A discusses the factors contributing to the changes in the amount of revenue recognized by each of your reportable segments, your MD&A discussion does not address i) the changes in the costs and expenses recognized by your reportable segments, ii) gross margins in dollar amount and as a percentage of net sales for each segment or iii) the change in the operating performance of your reportable segments. For example, we note from your disclosure in Note 19 to your financial statements that the operating income recognized by your “Domestic” segment during fiscal year 2007 increased to approximately $8.3 million, as compared to approximately $2.7 million in fiscal year 2006, while a) your “Domestic” segment’s revenues declined to approximately $286.7 million from approximately $321.3 million that was recognized in fiscal year 2006 and b) depreciation and amortization expense recognized by the domestic segment increased by approximately $2.3 million. However, your disclosure does not explain why the operating income recognized by your “Domestic” segment would have increased under the aforementioned circumstances.

Please expand your discussion in MD&A to provide a complete discussion of the operating results of each of your reportable segments. For each of your reportable segments, we believe your expanded disclosure should discuss the amounts recognized with regard to each material expense category (e.g. cost of sales, SG&A, restructuring charges, etc.), the factors contributing to the changes in the amount of expense changed to these expense categories, gross margins in dollar amount and as a percentage of net sales, and any other information that you deem material to an investor’s understanding of your segments’ operating performance.

Response: In response to the Staff’s comment, on page 17 of our Form 10-Q for the quarter ended March 31, 2008, we have included tables which indicate the break-down of net sales and gross margin by the Company’s reportable segments (Domestic and International). In addition, in the MD&A narrative explanation, we have expanded the discussion of these line items so that we specifically address the causes for change in each of the segments. We also added a paragraph on page 19 in the MD&A text which identifies the changes in loss from operations by segment, and explains the major factors impacting each of the segments. This disclosure will continue to be made in future filings.

3.

Based upon the disclosure regarding your “Customers,” which has been included on page five of your Form 10-K, we note that AutoZone is your largest customer. We also note that your revenues generated from product sales to AutoZone have declined from approximately $50.5 million and $54.2 million in fiscal years 2005 and 2006, respectively, to approximately $39.4 million in fiscal year 2007. To the extent that i) revenue generated from sales to AutoZone continues to be significantly below historical averages or ii) you experience significant fluctuations in your sales to AutoZone (or any other major customer) in future periods, please expand your MD&A in future filings to discuss the underlying factors impacting your sales to such customer.

Response: In response to the Staff’s comment, on page 18 of our Form 10-Q for the quarter ended March 31, 2008, we have included in MD&A a discussion comparing our sales to Autozone for the first quarter 2008 vs. 2007 and the factors causing the change. This disclosure will continue to be provided in future filings as appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page 43

4.

Please note that for non-financial institutions selling trade receivables, we believe that it is preferable to record losses on the sale of trade receivables as an operating expense. If material, the losses should be presented separately. If immaterial, we would accept classification of losses in other operating expense or selling, general and administrative expense with further details disclosed in a footnote. We believe that it is not appropriate to classify gains or losses on transfers of financial assets as interest income or interest expense because, by definition, the transfer is a sale, not a financing activity. Similarly, it is not appropriate to classify gains or losses on transfers of financial assets as cost of goods sold, because the transfer of a receivable is unrelated to the transaction originally generating that receivable. Please revise future filings accordingly.

Response: Proliance does not engage in the buying or selling of accounts receivable as an operating activity. The referenced transactions are purely financing in nature and, accordingly, we believe the associated costs are properly reflected as interest expense for the reasons described below.

In recent years, several of our larger customers have sought extended payment terms. In response to resistance to these extended terms from us, and we believe from other auto parts suppliers, several customers presented us and others with a program whereby, if we extended the requested terms, the customer’s bank, based on the customer’s credit rating and cost of borrowing, would pay on a draft system those invoices not yet due per their terms, usually within 15 to 45 days of the invoice date. A discount was calculated reflecting the number of days between when Proliance was paid and the invoice stated due date, based on the customer’s borrowing cost. Discount interest rates under these programs currently range from 3.52% to 4.12% per annum, substantially lower than interest rates under our credit facility. Use of these programs provides us with a financing alternative since the ability to receive cash allows us faster access to working capital. These programs are in essence factoring programs with the customer’s factor relying on the customer’s credit with no recourse to Proliance.

FAS No 140, Par. 112 addresses accounting for factoring arrangements:

“112. Factoring arrangements are a means of discounting accounts receivable on nonrecourse, notification basis. Accounts receivable are sold outright, usually to a transferee (the factor) that assumes the full risk of collection, without recourse to the transferor in the event of a loss. Debtors are directed to send payments to the transferee. Factoring arrangements that meet the criteria in paragraph 9 shall be accounted for as sales of financial assets because the transferor surrenders control over the receivables to the factor.”

Paragraph 11d of FAS 140 provides, “Recognize in earnings any gain or loss on the sale.” However, it does not provide any specific guidance as to where in earnings the gain or loss should be presented. We agree with the concept implicit in the Staff’s comment, that the presentation should vary depending on whether the transaction is an operating activity of the company or a financing activity. It is important to note, that when presented with a draft for factoring, we are under no obligation to accept the draft and may instead carry the accounts receivable for those invoices for the duration of their terms. Furthermore, when a customer no longer participates in the vendor payment program, as has recently occurred, we must finance the receivable with our own financing with the result also being higher interest cost. The financing cost reduction as a result of participating in the program is a method of financing at a reduced interest cost not currently available under our existing credit facility. We believe that it would be an inconsistent presentation to show the higher expense as interest expense if we choose to carry the receivable or if the customer terminates participation in the program, and show the cost of the factoring discount as an operating expense if we factor the invoice under the program and incur lower expense levels.

In our opinion, presentation of the payment program discount as interest expense is the more consistent, meaningful and appropriate way to reflect what we believe is a financing activity as opposed to an operating activity. We disclose the accounting policy and amount of interest associated with this program in the financial statement footnotes. The readers of the financial statements are made aware of this expense and how it is presented and we also discuss the accounting treatment for these items in MD&A under interest expense.

Note 9 – Debt

New Credit Agreement, page 51

5.

We note that you entered into a Second Amendment to the Credit Agreement with Silver Point Financing, LLC (the “Second Amendment”) on March 12, 2008. Per your disclosure, the Second Amendment increased the interest rate that you were required to pay on your outstanding debt balance to the greater of (i) the “Adjusted LIBOR Rate” plus 8% or (ii) 12%. We note that prior to the Second Amendment, and after excluding the impact of the additional 2% default interest, the interest rate applied to the borrowings was equal to a per annum “Base Rate” plus 375 basis points or a per annum “LIBOR Rate” plus 475, based upon the election of your company. We also note that the Second Amendment resulted in the payment of a fee to the Lenders of $3 million, as well as a temporary increase to the amount of funds available for you to borrow.

Based upon your disclosure that the fee paid to the Lenders will be deferred and amortized over the remaining term of the outstanding obligations (page 77), it appears that you intend to treat the Second Amendment as a modification to your original credit agreement, as opposed to the extinguishment of the original credit agreement and the issuance of a new debt agreement. We note that in accordance with EITF 96-19, if a debt agreement is modified such that the present value of the cash flows under the terms of the new debt instrument are at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument, the original debt instrument and modified debt instrument are deemed to be substantially different. If the original and modified debt instruments are deemed to be substantially different, the original instrument should be accounted for as if it were extinguished. Furthermore, in this circumstance, fees paid by the debtor to the creditor (e.g. your lender fees) should be associated with the extinguishment of the old debt and included in determining the debt extinguishment gain or loss to be recognized.

In view of the preceding, please provide us with an analysis fully responsive to EITF 96-19 that demonstrates how your intended accounting treatment complies with the literature. Your analysis should explicitly compare the present value of the cash flows under the terms of the Second Amendment to the present value of the remaining cash flows under the terms existing prior to the Second Amendment relative to the 10% threshold criteria specified in EITF 96-19. In addition, your analysis should detail all of the factors considered and applied in determining the respective present values. Include in your analysis the consideration given to the warrants issued in connection with the Third Amendment to the Credit Agreement, as it appears that the fair value of the warrants should be considered as a cost associated with the credit agreement.

Response: Although we have one credit facility, it comprises both a revolving debt and term debt component. The Second Amendment caused us to: (i) pay a $3,000,000 cash fee to Silver Point specifically relating to the revolving debt component of the credit facility, (ii) issue warrants valued at $3,040,000 in connection with both the revolving debt and term debt components of the credit facility, (iii) incur third party costs of approximately $411,000, and (iv) increase the interest rates under the credit facility. We assessed how the Second Amendment affected each component to determine the appropriate accounting under EITF 98-14 and EITF-96-19 for the revolving debt and the term debt, respectively.

As indicated in the Silver Point fee letter, the $3,000,000 cash fee paid to Silver Point related specifically to the revolving debt. In addition, the warrant value of $3,040,000, which applied to the overall credit facility, had to be allocated between the revolving debt component and the term debt component. This was done pro rata by comparing the borrowing capacity of the revolving debt of $50 million and the outstanding term loan of $44.4 million, resulting in $1.61 million and $1.43 million of warrant value being allocated to the revolver and the term loan, respectively. The third party costs incurred in connection with the Second Amendment were analyzed to determine the appropriate allocation between the revolving debt and term debt components of the credit facility. Those related to the Second Amendment were allocated pro rata between the revolver ($219,000) and the term loan ($192,000) in the same manner as the fair value of the warrants was allocated. In accordance with EITF 98-14, the portion of these costs relating to the revolving debt was capitalized as deferred debt costs which will be amortized over the remaining life of the arrangement through June 2012, while the portion of those costs relating to the term debt were expensed as incurred in accordance with EITF 96-19.

Revolving Debt:

Under EITF 98-14 the accounting for costs associated with changes in revolving debt agreements is based on whether or not there is a change in borrowing capacity between the old arrangement and the new arrangement. This test is without regard to available collateral at any specific point in time which, in the case of our credit facility, is calculated based on percentages of eligible accounts receivable and inventory. The tornadoes that destroyed our Southaven, MS distribution facility also destroyed eligible inventory. This immediately and materially reduced our borrowing base, resulting in the outstanding revolving debt being well in excess of available collateral, causing an over-advance situation which would persist for several months. Pursuant to the Second Amendment, Silver Point, as a temporary solution, agreed to fund on an over-advance basis and temporarily raised its Tranche B revolving debt limit from $25 million to $40 million. The Tranche A lender was unwilling to loan on an over-advance basis because it was not satisfied with the proposed compensation for it to do so. However, at no time did the overall borrowing capacity change from $50 million. This was a question of available collateral - not the borrowing capacity, which remained unchanged.

EITF 98-14, par. 4a indicates that when the new borrowing capacity is equal to or greater than the old borrowing capacity, any unamortized deferred debt costs, fees paid to the creditor and third party debt costs should be deferred and amortized over the term of the new arrangement. In this case, the term of the new agreement is the same as the remaining life of the original credit agreement. Therefore, costs associated with the revolving debt as described above were capitalized and amortized over the remaining life of the facility on a straight line basis.

Term Loan:

Under EITF 96-19, the EITF reached a consensus that a change to a debt instrument should be accounted for as a debt extinguishment if it was substantially different and would otherwise be treated as a debt modification. Substantially different was defined by whether, “The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” We performed the cash flow analysis as described below and determined that the difference in the present value of the cash flows was less than 10%, and therefore constituted a debt modification and not a debt extinguishment.

The following describes how the guidance in EITF 96-19 was applied in our calculation of the present value of cash flows test. There was no modification or addition of a beneficial conversion option.

1) The cash flows included all cash flows specified by the terms of the amended debt instruments. There were no cash fees exchanged in connection with the Second Amendment to the term debt component. However, the portion of the warrant value allocated to the term debt as described above, even though non-cash, was treated in the analysis as if it was a period 1 cash outlay.

2) The interest rates effective for the original and amended agreements as of the transaction date were used. The cash flows for the amended date used the new interest rate which, although variable, was at the minimum rate of 12% at the transaction date. This rate compared to the variable interest rate of the original agreement based on its effective rate at the date of the transaction of 9.875% including the 2% default rate, which was “the variable rate in effect at the date of the exchange or modification.” Pursuant to Par. 5 of EITF 96-19, this was also the rate used to calculate the present value of the cash flows.

3) The debt is not puttable, assuming no covenant violations, but we do have a right of prepayment subject to fees depending upon when the prepayment occurs. This remained unchanged between the original and amended facility and we determined it was not necessary to do separate cash flow present value analyses based on unknown circumstances of a prepayment other than as described below.

4) The debt does contain contingent payment terms in that upon sale of assets, or the receipt of insurance proceeds from destruction of property or financing activity, there is a requirement that under most circumstances we will be required to pay down at least some portion of the term loan as specified in the original and amended agreements. On February 5, 2008, our leased main distribution facility in Southaven, MS was destroyed by tornadoes, together with the destruction of approximately $30 million in inventory, plus other assets. We have insurance coverage for the destruction of property, incremental expenses incurred and business interruption. Insurance advances received following the Second Amendment have been and will be used to pay down the over-advance and revolving debt. We can not be assured of timing of new financing or insurance proceeds that would be applied to reduce the term loan and thereby reduce the difference in the effect of the interest rate increase. However, we have the ability to arrange for our European subsidiary to borrow 7.5 million Euros and dividend, net of withholding fees, $11 million to the U.S. which we will do if sufficient other financing or other insurance proceeds do not materialize before the end of July. Using this most conservative approach, we calculated the present value of cash flows assuming an $11 million pay down of term debt in July. On this basis, the present value of cash flows under the existing interest rate was $44,383,000 compared to $48,331,000 or a difference of approximately $3,950,000 or 8.9%. As this difference is less that 10%, it is not a substantial difference and the debt should be accounted for as a modification and not as a debt extinguishment.

5) The original term loan with Silver Point was entered into in July 2007 and has not been exchanged or modified until the Second Amendment other than a minor definition clarification associated with a specific business transaction.

As the Second Amendment is not to be accounted for as a debt extinguishment, a new effective interest rate has been calculated including the value of the warrants allocated to the term debt, as well as the remaining unamortized original debt costs allocated to the term loan, over the remaining life of the new agreement through June 2012. The term of the new agreement is the same as the old agreement. If there are partial pay downs of the term debt as described above, the pro rata portion of the combined remaining unamortized debt costs at that time will be written off as a debt extinguishment cost. During the quarter ended March 31, 2008, upon receipt of insurance proceeds and proceeds from the sale of assets, we were required to pay down a portion of the term debt. This pay-down resulted in a pre-payment fee and the write off of deferred financing costs associated with the receipt of insurance proceeds and sales of assets during our 2008 first quarter.

As the Second Amendment is not to be accounted for as a debt extinguishment, the third party costs allocated to the term loan ($192,000) as discussed above were expensed.

Note 10 – Stockholders’ Equity

Preferred Stock, page 55

6.

We note that your outstanding Series B Preferred stock is convertible into common stock based upon its liquidation preference and the market value of your common stock at the time of conversion. As such, it appears that the preferred stock does not meet the definition of conventional convertible, as it is not convertible into a fixed number of common shares. In this regard, please tell us and disclose how you have and continue to account for the conversion feature. As part of your response, include an analysis of the embedded conversion feature contained within the preferred stock. Based upon your analysis, tell us whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. Please also give consideration given to EITF 00-19, as appropriate. For guidance, refer to page 33 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” which is available on our website at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. In connection with your analysis, cite the characteristics of the Series B preferred stock and your conclusion as to whether it is akin to a debt instrument or an equity instrument. For examples of characteristics to consider, refer to the last paragraph of the section “Example Illustration of the Private Offering Exemption” in the text of staff remarks available on our website at http://www.sec.gov/news/speech/2006/spch121206slh.htm.

Response: Whether the preferred stock conversion feature is bifurcated or not, the value of the conversion feature would be de minimus. The conversion shares vary based upon the market value approximate to the conversion date, and there would be effectively no gain or loss for changes in market value and therefore a de minimus value to the conversion option.

We analyzed our Series B Preferred Stock under Statement 150 and found that it does not meet the requirement of a liability so it is properly recorded in equity. Furthermore, we noted that the Series B Preferred Stock contained no right of settlement in cash other than a call right at our sole option. We then analyzed the embedded conversion feature in accordance with paragraph 12 of Statement 133 which provides guidance on whether certain embedded features should be bifurcated from the host contract and accounted for as derivatives.

We considered if the economic characteristics of the host contract and the embedded conversion feature were clearly and closely related. We considered paragraph 61(l) and EITF Topic D109 to determine the nature of the host contract and performed the analysis from different viewpoints as described below. In all cases the accounting remains the same.

There are two pivotal issues. The first is whether the host instrument is more akin to debt or to equity. We believe the Series B Preferred Stock is more akin to equity for the following reasons:

•	There is no stated mandatory redemption date or requirement.
•	There are no creditor rights.
•	Failure to pay dividends only results in accrual of the dividend and there is no right of default that would permit the instrument holder to put or force redemption.
•	As of the date of conversion, the shareholder would be able to participate in the future growth of the company.

The second pivotal issue is whether the conversion feature were deemed to be clearly and closely related to the host instrument. We believe that it is clearly and closely related because the conversion option has the characteristics and risks of a residual ownership interest since the owner will receive common stock. Therefore no bifurcation is required.

Although we believe the Series B Preferred Stock is akin to equity, we have evaluated below the consequences should it be concluded that it is more akin to debt.

•

Scenario 1 - If we concluded that the callable Series B Preferred Stock with a fixed cumulative dividend (host contract) is more akin to a debt instrument and since the value of the conversion option is based on a fixed dollar amount known at inception, the economic characteristics of the host and the embedded conversion feature are clearly and closely related. Under this scenario, no further analysis is required under paragraph 12 of Statement 133 and the embedded feature does not need to be bifurcated.

•

Scenario 2 - If we concluded that the Series B Preferred Stock host contract is more akin to a debt instrument because the shares underlying the conversion option have the economic characteristics and risks of a residual ownership interest, the embedded feature is not clearly and closely related to the host contract. Since the instrument is not marked to market through earnings and the since the instrument if freestanding would meet the definition of a derivative, we next considered if the scope exception in paragraph 11(a) applied. Paragraph 11(a) scopes out contracts that are both indexed to the company’s common stock and classified in stockholder’s equity.

The Series B Preferred Stock is not convertible into a fixed number of shares. Accordingly, we agree that it does not meet the definition of a conventional convertible preferred stock. We therefore, considered paragraphs 12-32 of EITF 00-19 in order to conclude whether the embedded conversion option could be classified as a component of stockholders’ equity. If we determined that because there is no explicit limit on the number of shares to be delivered under our control, we may not have a sufficient number of authorized and unissued shares available to settle the conversion feature after considering all other commitments. Thus, under this scenario we would be required to bifurcate the conversion option and record it as a liability with any changes in fair value recorded in earnings. However, we concluded that that the fair value of the embedded feature (i.e., the option to convert into a variable number of shares at the then fair value of the shares) would always be de minimus and for all intents and purposes the accounting under scenario 2 would be the same as under scenario 1.

Therefore, regardless of whether the Series B Preferred Stock were more akin to equity or more akin to debt, the analyses above would all produce the same results.

In the future we will disclose how we have and will continue to account for the Series B Preferred Stock and the embedded conversion feature under Statements 150 and 133, and EITF 00-19.

Note 15 – Income Taxes, page 70

7.

Please tell us and disclose the reason for the material difference in the “(loss) income from continuing operations before taxes” recognized by your United States operations versus your foreign operations, as observed from the last table of your footnote. Also, include a discussion in MD&A that addresses the factors that cause such a difference in the amounts reported for each geographic area in this footnote. Further, since your reportable segments are organized on the basis of geography, disclosure in MD&A should also address how the measure reported for income taxes by geography relates to the reportable segments’ measure of profit and loss.

Response: As noted in our response to the Staff’s comment number 2 above, in our Form 10-Q for the quarter ended March 31, 2008, we have included in the MD&A a discussion of the factors causing fluctuations in the loss from operations by segment. In addition there is disclosure indicating that the provision for income taxes is predominately a foreign income tax provision as a result of the valuation reserve on Domestic deferred tax benefits. This disclosure, and a more detailed discussion of the differences in the segments, will be continued in future filings.

Note 21 – Subsequent Events, page 78

8.

We note that on March 26, 2008, you issued warrants to purchase up to 1,988,072 shares of your company’s common stock in connection with the Third Amendment to your Credit Agreement. In addition, we note that warrants to purchase 993,040 shares are subject to cancellation if your company raises $30 million of debt or equity capital prior to May 31, 2008. Based upon your disclosure, the warrants issued have an exercise price equal to 85% of the lowest volume weighted average price of your company’s common stock for any 30 day trading period prior to exercise, commencing 90 trading days prior to the issuance date and ending 180 trading days after the trading date. In regard to the preceding, please:

•	tell us the amount of consideration paid for the warrants by Silver Point, and whether a portion of such consideration will be refunded to Silver Point if certain of the warrants are cancelled;
•	explain to us your accounting for any warrants cancelled;
•	tell us the fair value of the warrants issued and how it was determined;
•	tell us the amount of cost that is expected to be recognized in connection with the warrants issued and where such will be reported in your financial statements;

•	tell us the accounting period(s) over which you expect to recognize the cost of these warrants and where such expense will be reported in your financial statements; and
•	clarify for us how the exercise price of the warrants is to be determined within the timeframe indicated in your disclosure and provide examples of its determination.

Response: We reported in our Form 10-Q for the quarter ended March 31, 2008 that the original goal of raising $30 million or more in debt or equity financing contemplated at the time the warrants were issued would not be completed by May 31, 2008, and that the warrants originally subject to claw-back upon successful completion of such a financing would therefore not be cancelled.

We did not receive any financial consideration for the warrants issued to Silver Point. The warrants were issued in connection with Silver Point’s execution of the Second Amendment of our credit agreement pursuant to which we also paid a $3 million fee to Silver Point related specifically to the revolving debt component of the credit agreement. In addition, we were subject to an increase in interest rates on both the term loan and revolving debt components as well as a modification of covenants and terms which were relaxed in some instances but made more restrictive in others.

On the date of issuance, Silver Point was issued warrants to purchase 1,988,072 shares of Proliance common stock. The accounting for the warrants, including the potential future cancellation related to the claw-back described below, was considered and recorded when the warrants were issued. Since there was a relatively short amount of time between the warrant issuance date and the date by which we would have to successfully raise the capital necessary to trigger the claw-back provision with respect to 993,040 shares, we believed the financing had a low probability of being achieved by May 31, 2008. In addition, we considered discounting the value of the warrants for possible claw-back, but our appraisal firm indicated they would be unable to determine a reasonable discount factor due to an inability to assess and conclude on the likelihood that we could achieve the financing on a timely basis. Therefore, we concluded that the potential claw-back provision was not a material consideration at the time the warrants were valued.

The fair value of the warrants of $3,040,000 was determined based on an independent appraisal by Valuation Research Corporation.

The fair value of the warrants has been allocated (on a pro rata basis between the term loan outstanding of $47.8 million and the $50 million borrowing capacity under the revolving debt) between (i) the term loan, where it will be amortized as interest expense using an effective interest rate method over the period the debt remains outstanding through June 2012 (or as a component of debt extinguishment costs if prepaid), and (ii) the revolving debt, where it will be amortized on a straight-line basis as interest expense over the remaining life of the debt.

The warrants have an exercise price equal to 85% of the lowest average dollar volume weighted average price of Proliance common stock for any 30 consecutive trading day period prior to exercise commencing 90 trading days prior to March 12, 2008 (the date of the Second Amendment) and ending 180 trading days after March 12, 2008. We will continue to track and average the lowest 30 consecutive trading day VWAP during the applicable period. For the second and third quarters, the exercise price will be determined using the lowest average 30 consecutive trading days at that time and by the end of 2008, the exercise price should be fixed barring any required anti-dilutive adjustments set forth in the warrants. The possibility of a lower exercise price during this 180 day period was considered in the warrant valuation and will not result in any adjustment to the warrants’ value or number of shares to be issued under the warrants.

Examples of how the exercise price of the warrants would be determined within the timeframe discussed above follow (all price per share amounts are hypothetical):

•

Assuming the lowest 30-consecutive trading day average dollar volume weighted average price of Proliance common stock commencing 90 trading days prior to March 12, 2008 and ending on the date hereof was $1.50, the warrant exercise price on the date hereof would be 85% of $1.50, or $1.275 per share;

•

If however, the price of Proliance stock dropped after the date hereof and prior to the 180th trading day after March 12, 2008 such that the lowest 30 consecutive trading day average dollar volume weighted average price of Proliance common stock during the period was $1.00, the exercise price would be 85% of $1.00, or $0.85 per share;

•

If the Proliance stock price rose during the period after the date hereof such that the lowest 30 consecutive trading day average dollar volume weighted average price of Proliance common stock during the period remained at $1.50, the exercise price of the warrants would stay at $1.275.

9.

We note the following are associated with the warrants indicated in the preceding comment: (i) variable exercise price, (ii) cash payment in lieu of shares in excess of the 20% Issuance Cap, (iii) cashless exercise provision; (iv) registration rights agreement, including therein payment of cash damages in regard to specified failures, and (v) redemption right of holders in a change of control. In regard to (i), (ii), (iii) and (iv), please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (paragraphs 6-9), and if so, whether the warrants meet the scope exception in paragraph 11(a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 to determine whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in paragraphs 7-32 of EITF 00-19 must be met. Refer to page 32 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” referred to above for guidance. Additionally, explain to us your consideration of FSP 00-19-2 in regard to the cash damages payments noted in (iv) and EITF D-98 in regard to (v).

Response: We have reviewed the literature referenced in the Staff’s comment and believe that the warrants meet the FAS 133 Par. 11(a) scope exemption from being a derivative and are properly classifiable as permanent equity rather than as a liability because they are more akin to equity than debt.

FAS 133 Par. 11(a) states:

“11. Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

(1) In our case, the warrants are indexed to Proliance common stock.

EITF 01-06 Par. 5 indicates that instruments are indexed to a company’s own stock if the contingency conditions are not based on an observable market outside the market for the company’s own stock or an observable index other than those calculated on the company’s own operations and once the contingent events have occurred, the instrument’s settlement amount is based on the company’s common stock. There are several characteristics of the Silver Point warrants that have to be evaluated in this context, as follows:

•

The initial exercise price of the warrants is variable but it is based solely on changes in the market price of Proliance common stock. As described in the response to Staff comment 8, the exercise price is set based on the lowest 30 trading day average VWAP over a 270 trading day window ranging from 90 trading days before the date of the Second Amendment to 180 trading days thereafter. This exercise price determination is not based on any market other than that for our common stock.

•

Net share settlement (cashless exercise) which affects the number of shares to be ultimately issued is based on the difference in the market value of our common stock at the date of exercise compared to the then determined exercise price of the warrants. Thus, the net share settlement is based solely on changes in the market value of our common stock and the determined exercise price.

•

The stock price and number of shares may change based on typical anti-dilutive provisions for events such as stock splits or stock dividends. Again these customary “non-substantive” anti-dilution provisions are based solely on changes in our own stock.

•

There are also “substantive” anti-dilution provisions that could result in both a lower exercise price and the potential issuance of additional shares, should we issue new securities with an effective price per share lower than the exercise price of the Silver Point warrants. This provision is not based on an observable market and if it is triggered it would be based on our common stock price.

(2) The warrants are properly classified in stockholders’ equity.

EITF 00-19 paragraphs 12-32 provide guidance for circumstances which if they existed would not permit the security to be classified as equity. The following is a review of the attributes of the Silver Point warrants in the context of this guidance:

•	Additional Conditions Necessary for Equity Classification

Paragraph 12 indicates that contracts that provide for any net cash settlement can not be accounted for as equity. With respect to the Silver Point warrants, the potential circumstances involving cash settlement are limited to circumstances within our control and will be addressed in further detail below. The Staff inquired specifically regarding the provision requiring payment of cash in lieu of shares should the shares issued pursuant to the warrants exceed 19.99% of the Proliance common stock outstanding on the date of original issuance of the warrants. The only circumstances under which this could occur is in the event we entered into transactions that would trigger the “substantive” anti-dilution provisions described above – each of which are under our control and therefore should not result in exclusion of the warrants from equity.

•	The contract permits the company to settle in unregistered shares. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Paragraph 14 through 18 requires that we be able to settle in unregistered shares. The Silver Point warrants and other related agreements do not obligate us to settle the warrants in registered shares. The Registration Rights Agreement does require us to use reasonable best efforts to register the underlying shares, to obtain and maintain an effective registration statement and to continue to provide required public information so that the registration statement may remain effective. It also requires us to cooperate with the warrant holder to assist in any sales of the unregistered shares through available exemptions from registration - but in no instance does it require that registered shares be delivered upon exercise.

The Registration Rights Agreement does provide a cash penalty if there is not an effective registration statement by June 24, 2008 or if there is a failure to maintain the registration statement as effective or if there is a failure to provide required public information. The penalty is described in our response to Staff comment 11, below, as well as in our Form 10-Q for the quarter ended March 31, 2008.

EITF 00-19-02 indicates that this penalty is to be assessed separately from the determination as to whether a security should be included in equity and should be provided for under FAS 5; that is based on when it is determined that such a penalty is probable and the loss reasonably estimable. We filed an S-3 registration statement within the required time frame. We believe that we will be able to respond satisfactorily to the Staff’s comment letter and any further Staff comments in time for the registration statement to become effective before the penalty date. If it becomes apparent that it is probable that there will be a penalty, we will accrue the loss to the extent it is estimable and continue to revise this estimate for each reporting period until the registration statement becomes effective.

•

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Paragraphs 19 through 25 require that there be adequate authorized and unissued shares available after consideration of all other commitments to settle the contract and no specified cap on the number of shares to be issued above which there would be a requirement to require cash settlement above the cap. We have fully reserved the common stock issuable upon exercise of the warrants out of our available authorized and unissued common stock. We note in particular that this reservation took into account all other commitments for common stock – including the outstanding Series B Preferred Stock. Section 3(g) of the Series B Preferred Stock certificate of designation requires only that we reserve “...such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of [Series B Preferred Stock] from time to time outstanding...” On the date of issuance of the warrants, there were more than sufficient unauthorized shares of common stock to allow the full reservation of the shares underlying the warrants, since there were sufficient shares reserved and available on such date to convert the Series B Preferred Stock in full on that date in accordance with Section 3(g) of the certificate of designations. For example, any future increase in common stock issuable pursuant to the Series B Preferred Stock as a result of a decrease in the market value of Proliance stock would not preclude the full exercise of the warrants, since the shares underlying the warrants have already been reserved.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement (Par. 20).

As described above, the maximum number of shares for the warrants was established at issuance subject only to dilutive events under our control. Under all of these events, the revised number of shares is determinable.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There is no guaranteed rate of return or make whole provision for the Silver Point warrants as described in Paragraph 26.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The warrants provide for possible cash redemption upon a “Fundamental Transaction”. As that term is defined in the warrants, it is triggered only by our taking actions with respect to certain change of control events. Cash settlement of the warrants is therefore solely under our control and therefore does not preclude classification as equity. The following are various circumstances of Fundamental Transactions and sets forth how they are under our control since they would require approval of our Board of Directors.

•	A consolidation or merger with another company where we are not the surviving entity. This is within our control.
•	Permitting any other person to merge with or consolidate with us in a situation where our common stock is changed into or exchanged for another security. Again, this is within our control.
•	The sale of all or substantially all of our assets. This is within our control.
•	Allowing another person to make a purchase, tender or exchange offer. Again, whether to allow such an action is within our control.
•	Consummating a business combination in which our shareholders no longer control the entity. Again this is within our control.
•	Reorganizing, recapitalizing or reclassifying our common stock. Again, this is within our control.
•

Allowing any person to become beneficial owner of more than 50% of our common stock if the successor entity is not publicly traded. This would require action on our part. We note that even if the existing Series B Preferred Stock was converted into more than 50% of our outstanding shares, our status as a publicly traded entity would still remain in our control.

We note that unlike many “change of control” provisions, a holder purchasing shares in the open market or commencing a tender offer without our consent would not trigger the redemption provision. All redemption scenarios are within our control.

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Paragraph 27 would permit a cash purchase of the warrant shares providing it is on the same basis as all other common shareholders would receive. There are no preferential rights for warrant holders over other common stockholders in the event of bankruptcy or liquidation.

•	There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement for posted collateral as prohibited by paragraph 32.

We therefore believe that the Silver Point warrants meet both the criteria for exemption as a derivative under paragraph 11a of FAS 133 and for classification as equity under the referenced literature above.

Form 8-K Furnished on March 31, 2008

Exhibit 99.1

Non-GAAP Measures

10.

We note that you have presented the non-GAAP measure “EBITDA” and variations thereof in your Form 8-K. Please provide substantive reasons specific to your circumstances that demonstrate the usefulness of your non-GAAP measures to investors. In developing your disclosure, consider the answer to question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. This identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. Also refer to the answer to question 15 of the FAQ that discusses the applicability of answer 8 to EBITDA. In particular, consider emphasis on the usefulness of excluding interest given the significance of debt to your operations. You should also consider the answer to question 9 of the FAQ in regard to your restructuring charges, since such have been recorded in each of the last three fiscal years. Please provide us with any revised disclosure that you intend to include in future filings.

Response: Historically, we did not generally provide non-GAAP financial measures in our earnings releases. However, we began to provide supplemental information in the earnings release for the second quarter of 2007 at the request of a number of our shareholders. With the expectation that we would complete our restructuring program at the end of 2007, shareholders requested a non-GAAP measure of EBITDA before restructuring and the non-recurring arbitration earn-out decision, which was recorded in this period. In the text of the releases as well as in a tabular presentation, we disclosed and clearly identified this information as non-GAAP measures. We believe that these measures provide the marketplace with useful information about the underlying performance of our business. While we anticipated completing the restructuring program in 2007, small amounts of restructuring costs were incurred in the first quarter of 2008. Should we continue to believe that this non-GAAP information is useful to the marketplace, we will, in the future, provide the reconciliation beginning with net income as set forth in question 15 of the FAQ referenced by the Staff.

Form S-3 filed April 21, 2008

Selling Stockholders

Private Placement of Warrants, page 10

11.

We note that the Registration Rights Agreement entered into with your selling stockholders requires that you make payments to your selling stockholders if your registration statement is not declared effective on or prior to a certain required effectiveness date. Please tell us i) the date by which your registration statement must be effective in order to avoid making payments to your selling stockholders and ii) the amount of the payments which may be incurred. To the extent that the amount of these payments may be material, please expand the disclosure in your Form S-3 and revise the MD&A and the footnotes to your financial statements in your future periodic reports (e.g. your Form 10-Q for Quarterly Period Ended March 31, 2008) to discuss the terms surrounding these payments.

Response: In response to the Staff’s comment, we have provided additional disclosure in our Form 10-Q for the quarter ended March 31, 2008 (and will include substantially similar disclosure in future periodic filings and in an amendment to the S-3) as follows:

“The Registration Rights Agreement also requires payments to be made by the Company under specified circumstances if (i) a registration statement was not filed on or before April 25, 2008, (ii) the registration statement is not declared effective on or prior to June 24, 2008, (iii) after its effective date, such registration statement ceases to remain continuously effective and available to the holders subject to certain grace periods, or (iv) the Company fails to satisfy the current public information requirement under Rule 144 under the Securities Act of 1933, as amended. If any of the foregoing provisions are breached, the Company would be obligated to pay a penalty in cash equal to one and one-half percent (1.5%) of the product of (x) the market price (as such term is defined in the Warrants) of such holder’s registrable securities and (y) the number of such holder’s registrable securities, on the date of the applicable breach and on every thirtieth day (pro rated for periods totaling less than thirty (30) days) thereafter until cured.”

The foregoing disclosure also includes the information required by the Staff in its comment above with respect to the effectiveness deadline (June 24, 2008) and the calculation of any potential penalty payments.

This hereby confirms that: (i) Proliance is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) Proliance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-859-3626.

Sincerely,
/s/ Arlen F. Henock
Arlen F. Henock Executive Vice President and Chief Financial Officer
cc:	Michael Grundei (Wiggin and Dana LLP)

George Whitehead (BDO Seidman, LLP)

Amanda McManus (Securities and Exchange Commission)